Exhibit 99.1
Sify reports revenues of $38.28 million for the second quarter of fiscal year 2009-10
Grows revenues 17% over previous year, Net Loss for the
Quarter at $2.36 million
Chennai, Friday, October 23, 2009: Sify Technologies Limited (Nasdaq National Markets: SIFY), a leader in Enterprise and Consumer Internet Services in India with global delivery capabilities, announced today its consolidated unaudited results under International Financial Reporting Standards (IFRS) for the second quarter of the fiscal year 2009-10.
Performance Highlights:
•	Revenues for the quarter were $38.28 million, 17 % higher than in the same quarter of the previous year, and 12% higher than the preceding quarter.

•	Enterprise services registered strong growth from data centre, managed voice and systems integration services. International services revenues also registered strong growth. Consumer services revenues were lower than previous quarters, with the focus on making the businesses profitable, before growing subscribers and revenues.

•	Net Loss for the quarter was $2.36 million as against a Net Loss of $6.12 million in the same quarter in the previous year, and a Net Loss of $3.35 million in the immediately preceding quarter on a comparable basis. Net loss for the previous quarter was further subject to a one-time beneficial tax adjustment of $1.83 million on account of the merger of Sify Communications with Sify Technologies Limited.

•	Capex during the quarter was $3.60 million on account of data centre and network infrastructure expansion during the quarter.
Sify ended the quarter with a cash balance of $5.36 million.
Mr. Raju Vegesna, Board Chairman and CEO & MD, Sify Technologies, said, “We continue to grow our revenues with significant growth in Enterprise services revenues. Enterprises are engaging us to help create new business capabilities and significantly advance their business objectives over the short, medium and long term. We continue to experience demand across data center services, managed network services and managed voice services. On the consumer front, we are seeing traction in the online advertising space and expect it to continue going forward. We continue our initiatives to consolidate and rationalize access services through cyber cafes and expect to experience the positive effects of these initiatives in the coming quarters. In consumer broadband services we have kept up our focus on new products, new partners, customer upgradation and promotions”.
Mr CVS Suri, Chief Operating Officer, Sify Technologies, said, “We have seen significant growth in Enterprise services revenues during the quarter, across all five business segments: managed network, data centre, applications, managed voice and systems integration services. Systems integration services, which were recently launched and include security services, also contributed to this growth. On the consumer front, we continue our thrust on new initiatives for online ad revenues such as video ads, and we expect this to bear fruit in the coming quarters. Value added services launched in our cyber cafes are seeing traction, and we expect these to contribute to growth in the next quarter. We have launched new products and promotions in broadband services which should contribute to growing revenues in the following quarters”.
Mr. MP Vijay Kumar, Chief Financial Officer, Sify, said, “We have done well to continue to grow revenues and reduce operating losses by maintaining fiscal discipline and operational excellence. The merger of Sify Communications with Sify Technologies will further improve efficiencies in operations and infrastructure utilization. Cost optimization initiatives undertaken in the last few quarters have started yielding results and we will also see the benefit of these going forward. The resilience of our business model, backed by continuous review and strategic decisions to provide increasing value to our customers, is the key to achieving profitability. We are focused on prudent expansion and will fund it through some capital recovery and sanctioned lines of credit”.

Unaudited Consolidated income statement as per IFRS
(In $ million, all translated at $1 = Rs 48.04)

	Quarter ended			Year Ended
	September		June	March
Description	2009	2008	2009	2009

Enterprise	30.41	22.70	26.39	89.62
Consumer	4.90	7.26	5.38	27.18
Others	2.97	2.77	2.55	11.48
Revenue	38.28	32.72	34.32	128.27
Cost of Revenues	(24.09)	(19.23)	(21.11)	(75.22)
Other Income	0.64	0.31	0.66	1.85

Stock Compensation expenses	(0.08)	(0.29)	(0.16)	(1.28)

Depreciation and Amortisation	(3.13)	(2.53)	(3.09)	(10.70)

Selling, General and Administrative Expenses	(12.97)	(16.35)	(12.78)	(57.29)

Net Finance Expenses	(1.40)	(0.42)	(1.17)	(2.69)

Share of Affiliates	0.39	0.51	0.43	1.33

Profit (Loss) Before tax	(2.36)	(5.28)	(2.92)	(15.71)
Income Tax (expense)/benefit	—	(0.46)	1.83	(2.02)

Profit(Loss) for the year	(2.36)	(5.74)	(1.08)	(17.73)

Profit attributable to:

Owners of the parent	(2.36)	(6.12)	(1.52)	(18.75)

Non-controlling interests	—	0.38	0.44	1.02

Non Financial Indicators
e Port
Subscribers active (in 000’s)	306	623	392	490
No of e Ports (Operational)	1,500	1,945	1,651	1,791
E ports Additions(Gross)	29	106	44	367
No of Cities	253	226	253	249

Broadband
Subscribers (in 000’s)	137	197	154	165
No of CTOs	1,994	1,998	2,014	2,011
ARPU	303	305	296	305

Technology
No of PoPs	573	524	564	547

Business highlights
Enterprise Services:
Sify’s Enterprise services registered a 15% growth in revenues across services despite the slowdown in the economy. Internet services under connectivity have grown three-fold over the same time last year.
Sify added about a 100 new customers in managed network services, which include Enterprise class Internet services, and MPLS VPN services across the Enterprise and SMB markets. There has been a 50% growth in business from the SMB segment over the previous quarter. Sify’s security business deployed solutions for customers including ABN Amro Bank, Barclays and Bank Indonesia.
Our complete suite of managed services resulted in customer engagements for multiple products & services during the quarter. Some of them are, Apollo DKV, Texmo, Idea India, DTDC and Shriram Group.
The International VoIP business scaled significantly with traffic growing by 20% over the previous quarter. Sify also launched hubbing services during the quarter for the SAARC region. Launch of newer services in both National Long Distance & International Long Distance services are planned in the coming quarters.
Sify’s partnership with IBM for offering FILENET solutions in the Indian market marks another initiative in Applications Services. This alliance expands our portfolio of application services for content, document and business process management.
Sify’s focus in building alliances resulted in a significant engagement for a large MPLS VPN deployment of over 67 locations within India. To strengthen our alliance strategy, we signed a bilateral agreement with one of the largest Asian Carriers, which enabled Sify to extend its reach in the Asian region, while enabling its partner to reach its services to the remotest corners in India.
Rollout of new services in the domestic market combined with a strong pipeline of opportunity in connectivity and systems integration will ensure continued growth in the coming quarters.
International services
Infrastructure Management Services:
Sify expanded engagement with key customers during the quarter, and also developed a significant sales pipeline that will mature over the coming quarters. Overall the market demand for our service offerings is healthy and generating interest from prospects across verticals.
eLearning Services:
Sify’s eLearning services acquired three new accounts in the Technology and Skills Training sectors as also a Global Development Agency during the quarter. We were also awarded work in leading-edge product & service areas of Virtual Worlds and Interactive PDF documents.
We launched a Virtual World University platform during the quarter in collaboration with MERLOT — an international cooperative of Higher Education Institutions and professional organizations — to increase efficacy of teaching and learning online
LiveWire — an open source Learning Management System on a Software as a Service (SaaS) model was launched during the quarter.
Consumer services
Access Media Services
Broadband to home:
The current product portfolio was enhanced with the launch of a new set of products. These are an extension of our data transfer products with specific focus on enhancing night time usage. Sify will continue its focus on expansion with new partners, promotions, new products and customer upgradation.
ePort cafes:
To add to the range of value added services, Sify tied up with VIA for flight bookings nation wide. This alliance offers Sify customers more attractive fares as also more options in terms of airlines.
Sify has tied up with CDAC, the Center for Development of Advanced Computing, for an assignment related to the Government of Punjab.
The Sify e-Port locator, a service that helps users get a complete list of Sify e-ports located in that area by sending a text message, was launched during the quarter.

Interactive services:
Sify.com was judged to be one of the three leading publishers for online display advertising in India, in a study by The Nielsen Company for the period June-August 2009.
Sify.com has revamped its homepage (www.sify.com), with the new homepage, being developed based on user feedback and consumer behavior, while bringing in new brand elements.
Sify Finance (www.sify.com/finance) has also introduced live updates on the stock market along with relevant buy/sell recommendation by experts.
Sify.com is now available to users on FaceBook (http://www.facebook.com/sify), while the number of followers on Twitter (http://twitter.com/sifydotcom) continues to grow steadily. Users can check the latest Sify.com updates on their FaceBook and Twitter pages now.
Sify Sports (http://sify.com/sports/) brought the best of cricket during the quarter with live coverage, quizzes, live simulation and interactive sections on the India- Srilanka- New Zealand Tri-series and Champions trophy matches.
Other extensive coverage during the quarter included the US Open 2009 (http://sify.com/sports/tennis/us-open/     ) and Wimbledon 2009 (http://sify.com/sports/tennis/wimbledon/ )
About Sify
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching 570+ cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is recognized as an ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 — 1:2005 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.
Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services. The eLearning Services business designs, develops, and delivers state-of-the-art digital learning solutions catering to for-profit, non-profit organizations, and governmental organizations in the fields of hi-tech, engineering, environment, healthcare, education, and finance. The Remote Infrastructure Management Services provides dependable and economical solutions around managed services, hosting, and monitoring.
Consumer services include broadband home access and the ePort chain of cyber cafés across 250 cities and towns. Sify.com, the popular consumer portal, has channels on news, entertainment, finance, sports, games and shopping. Samachar.com is the popular portal aimed at non-resident Indians around the globe. The site’s content is available in 8 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil, Punjabi and Gujarati in addition to English.
For more information about Sify, visit www.sifycorp.com
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s report on Form 20-F for the year ended March 31, 2009, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
Contact information:

Sify Technologies Limited	Grayling Investor Relations
Mr. David Appasamy	Ms. Trúc Nguyen (ext. 418) or
Investor Relations	Mr. Christopher Chu (ext. 426)
+91-44-2254-0770 (ext. 2013)	+1-646-284-9400
david.appasamy@sifycorp.com	truc.nguyen@us.grayling.com or christopher.chu@us.grayling.com

Media Relations: Ms. Stacy Dimakakos +1-646-284-9417 sdimakakos@hfgcg.com